EXHIBIT 99.1

Brookfield Announces Pricing of US$600 Million Green Note Offering and US$250 Million Re-Opening of 3.500% Notes Due 2051

BROOKFIELD, NEWS, July 21, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced the pricing of a public offering of US$600 million principal amount of senior notes due 2032 (the “2032 notes”), which will bear interest at a rate of 2.34% per annum, and the pricing of a US$250 million re-opening of its 3.500% notes due 2051 (the “2051 notes” and together with the 2032 notes, the “notes”).

The 2051 notes will form part of the same series as the already outstanding US$500 million principal amount of 3.500% notes due 2051 (the “existing notes”), which were issued on September 28, 2020. After giving effect to the re-opening, the aggregate principal amount of the series will be US$750 million. The terms of the 2051 notes will be identical to the existing notes, other than the issue date, the issue price and the date of the first payment of interest thereon. The 2051 notes will be issued at a price equal to 104.590% of their face value plus accrued and unpaid interest from March 30, 2021 (the most recent interest payment date applicable to the existing notes) through, but excluding, the date of delivery of such notes, with an effective yield of 3.255%, if held to maturity.

Brookfield intends to allocate an amount equal to the net proceeds from the sale of the 2032 notes to the financing and/or refinancing of recently completed and future energy efficient green buildings and renewable energy projects or purchases, including the development and redevelopment of such buildings and projects. Pending such allocation, the net proceeds from the sale of the 2032 notes will be temporarily used for general corporate purposes. The net proceeds from the sale of the 2051 notes will be used for general corporate purposes.

The notes are being offered under an existing base shelf prospectus filed in Canada. In the United States, the notes are being offered pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission on September 29, 2020, as amended on October 6, 2020. The offering is being made only by means of a prospectus supplement relating to the offering of the notes. You may obtain these documents for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. Before you invest, you should read these documents and other public filings by Brookfield for more complete information about Brookfield and this offering.

Alternatively, copies can be obtained from:

Deutsche Bank Securities Inc.	HSBC Securities (USA) Inc.
60 Wall Street	Attn: Transaction Management Group
New York, New York 10005-2836	452 Fifth Avenue, New York, NY 10018
Telephone: 1-800-503-4611	Telephone: +1 866-811-8049
Email: prospectus.CPDG@db.com	Email: tmg.americas@us.hsbc.om

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and the TSX under the symbols BAM and BAM.A, respectively.

CONTACTS

Brookfield

Communications & Media:	Investor Relations:
Claire Holland	Linda Northwood
Tel: +1 416 369-8236	+1 416 359-8647
Email: claire.holland@brookfield.com	linda.northwood@brookfield.com

Forward-Looking Statements
Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “intends” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the use of proceeds from the offering described in this news release. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors in the prospectus and as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.